EXHIBIT 99.1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: September 11, 2023

TCCS I, LP
By: TC GP, LLC, its General Partner

/s/ Vikram Patel
Name: Vikram Patel
Title: Authorized Signatory

TC GP, LLC

/s/ Vikram Patel
Name: Vikram Patel
Title: Authorized Signatory

Tarsadia Capital, LLC

/s/ Vikram Patel
Name: Vikram Patel
Title: Head of Tarsadia Capital, LLC

NVGA I, LLC
By: TI Manager, LLC, its Manager

/s/ Vikram Patel
Name: Vikram Patel
Title: Managing Director

CP (HLTH), LLC
By: TI Manager, LLC, its Manager

/s/ Vikram Patel
Name: Vikram Patel
Title: Managing Director

Tarsadia Investments, LLC

/s/ Mitchell Caplan
Name: Mitchell Caplan
Title: President

TUP Investments, L.P.
By: TUP Three, LLC, its General Partner

/s/ Vikram Patel
Name:Vikram Patel
Title: Manager

T-Twelve Holdings, LLC By: TFC Manager, LLC, its Manager

/s/ Gautam Patel
Name: Gautam Patel
Title: Manager

TFC Manager, LLC

/s/ Gautam Patel
Name: Gautam Patel
Title: Manager

                 Exhibit 99.2

Tarsadia Investments Sends Letter to Board of Cue Health, Inc.

Calls on Board to Take Immediate Action to Prevent Further Destruction of Stockholder Value

Criticizes Cue’s Flawed Capital Allocation and Unsustainable Cost Structure

Board Must Undertake Strategic Review and Appoint Stockholder Representatives to the Board

Submits Section 220 Request to Inspect Company’s Books and Records

August 31, 2023 10:00 AM Eastern Daylight Time

NEW YORK--(BUSINESS WIRE)--Tarsadia Investments, LLC (“Tarsadia”) represents long-term stockholders of Cue Health, Inc. (the “Company” or “Cue”) (NASDAQ: HLTH), with holdings that collectively make them a top 10 stockholder. Today, Tarsadia sent an open letter to the board of directors of Cue (the “Board”) highlighting the urgent need for the Board to act.

Commenting on the letter and the Company’s dire situation, Tarsadia said:

“We have been investors in Cue Health for over 5 years and are strong believers in the potential for the Company’s industry-leading technology to transform how acute and chronic conditions are diagnosed. However, the Company has failed to adapt to a rapidly changing post-COVID reality. Tarsadia attempted to engage with the Board on numerous occasions about our mounting concerns over the Company’s declining cash balance and the continued destruction of stockholder value. We have urged the Board to initiate a strategic alternatives process, realign costs and enhance the Board. To date, the Board has failed to take any concrete action on our proposals, and time is running out for stockholders – urgent change is needed, and it is time for the Board to act.”

The full text of the letter to the Board follows:

August 31, 2023

Board of Directors
Cue Health, Inc.
4980 Carroll Canyon Rd., Suite 100
San Diego, CA 92121

Dear Members of the Board:

Tarsadia Investments, LLC (“Tarsadia” or “We”) is a single-family office that provides management services to its family clients. Certain of our family clients are long-term stockholders of Cue Health, Inc. (the “Company” or “Cue”), initially investing in the Company’s Series B round in April 2018, with holdings that make them a top 10 stockholder.

Cue’s stockholders have experienced a -97% decline in the share price from the IPO; quarterly product revenues have declined -97% from $223 million in Q3 2021 when the Company conducted its IPO to $8 million this past quarter; and Morgan Stanley’s research analysts project that Cue will soon run out of cash and be required to raise $75 million in new equity in Q4 2023, which will result in over 50% dilution to existing shareholders.

We have been patient investors of Cue over the past 5 years. However, the Company’s dire financial straits and continued destruction of stockholder value have forced us to take the initiative to publicly express our grave concerns about the Company’s strategic direction and our proposals to set the Company on course for a successful outcome.

Tarsadia has previously expressed our concerns through multiple meetings with management, a letter sent to the Board on August 3, 2023, and during a meeting we conducted with members of the Board on August 22, 2023. The Board has failed to implement any of our proposals. Instead, Cue management and the Board repeatedly assured us that they were confident in their strategy and execution – the very same strategy and execution that has led to a -97% decline in the share price from the IPO. This shocking failure to act highlights the Board’s apparent contentment with the status quo. However, we cannot stand idly by. With Cue’s share price languishing at 44 cents, the Company at risk of being delisted and imminently running out of cash, the time for urgent change is now.

How We Got Here

The Cue Integrated Care Platform empowers people to live their healthiest lives through an end-to-end healthcare experience that enables access to health information and virtual care delivery at the consumer’s fingertips. Cue’s industry-leading technology has the potential to transform how acute and chronic conditions are diagnosed and managed.

The onset of COVID-19 brought to light a shortage of diagnostic tests globally and particularly in the U.S. As global economies were being shut down, Cue and other diagnostic companies were thrust into the forefront to develop tests to diagnose the virus. Booming customer demand for COVID-19 tests transformed the diagnostic industry with rapid revenue growth, resulting in substantial capital raising activities via initial public offerings (“IPOs”) and the build-out of manufacturing capacity and surge in corporate costs to meet the overwhelming demand.

While COVID-19 initially provided a boom cycle to the industry, the rapid decline in testing as COVID-19 subsided created an equally large bust cycle. Companies that had invested in manufacturing capabilities with large cost structures were suddenly faced with minimal revenues, resulting in substantial cash burn and liquidity shortfalls.

Cue’s Current Predicament

Cue was quick to capitalize on the opportunity presented by COVID testing needs. The Company grew its headcount from 99 on January 1, 2020 to 1,585 by December 31, 2021, and built out production facilities to support its quarterly product sales growth from $2 million in Q3 2020 to $223 million in Q3 2021. However, Cue failed to adapt its business to the normalization of a post-COVID world. While quarterly product revenues have declined substantially every quarter since the Company’s IPO in Q3 2021, the Company did not meaningfully adjust its cost structure, which remains badly misaligned.

Cue’s excessive cash burn is the result of a management team that is blindly building a corporate empire without consideration for unsustainable overhead expenses, return on capital, or preserving its valuable cash resources. The Company has expanded beyond its core competency of developing cutting-edge diagnostic tools to expanding into new business lines over the past 12 months (Care, Clinic, Lab and Pharmacy), where the Company has no competitive edge and is competing against well-established and better-capitalized competitors. The failure in these endeavors is plain to see, with management recently acknowledging that these new service lines generate almost zero revenue for the Company.

For the most recent quarter (Q2 2023), Cue generated $7 million in product revenue. To support the generation of this revenue, Cue incurred $66 million in operating expenses, resulting in an EBITDA loss of -$53 million for the quarter and a $50 million decline in the Company’s cash balance.

Sales and marketing expenses for the quarter were over $8 million, eclipsing the revenues collected. Cue’s exorbitant spend on sales and marketing reflects a failure to adjust to the drastic change in market dynamics and the Company continues to support too many sales channels that no longer generate sufficient revenues.

Similarly, research and development costs were over $36 million, representing over 4.8x the Company’s quarterly product revenue. Cue must reassess and re-focus its R&D spend on core product offerings that can drive revenue growth. The Company’s current magnitude of expenditure is simply not sustainable and jeopardizes the Company’s core product development.

Path to Preserving and Creating Shareholder Value

Today, we are recommending the Board take the following immediate actions:

1.	Conduct a strategic review of management’s standalone long-term business plan and the capital required to execute upon that plan. It is the Board’s responsibility to address whether the execution risk and capital required (and corresponding shareholder dilution) to execute the current business plan will create more value than other strategic alternatives. In order to properly vet these paths, we believe the Board must form a special committee of independent directors and retain financial advisers to help in this review.
2.	Review the Company’s flawed approach to capital allocation and realign its unsustainable cost structure. We believe Cue must achieve an additional $50 million in annualized cost savings to extend its liquidity runway into 2025. The Company’s cost structure does not reflect the reality of a post-COVID revenue environment and Cue’s valuable remaining cash resources must be focused on its core businesses. Cue should focus on supporting its diagnostic products and curtail its non-core businesses: Cue Lab and Cue Pharmacy. Additionally, Cue should focus its sales efforts on large-scale commercial deals that include up-front payments while eliminating the infrastructure and marketing spend supporting direct-to-consumer and small and medium sized customers that have historically generated limited revenues.
3.	Cue must appoint independent stockholder representatives to the Board who can contribute a sense of urgency and fresh perspective to Board deliberations. These independent stockholder representatives should be appointed to the special committee that will explore strategic alternatives. With these appointments, working together, the directors can exercise their duty to act as independent fiduciaries for stockholders, set the Company’s strategy, determine its capital allocation approach and hold management accountable.

Call for Action

Members of the Board, Cue’s trajectory is not sustainable and puts all stockholders at risk. We are strong believers in the technology that Cue has developed and have great respect for the critical role the Company played in providing testing during the pandemic. We believe that Cue’s industry-leading technology has the potential to substantially improve the way we diagnose acute and chronic conditions. However, immediate action must be taken to preserve and grow this potential.

As fiduciaries and representatives of stockholders, we hope that you will reflect on the destruction in stockholder value that has occurred under your stewardship and listen to the many stockholder voices, representing substantial stockholdings, calling for an urgent and immediate change of course.

Concurrently, with this letter, our legal counsel is submitting to the Board a Section 220 demand request to inspect the Company’s “Books and Records” to i) investigate potential breaches of fiduciary duty and/or other wrongdoing related to mismanagement and ii) test the propriety of the Company’s public disclosures.

We are confident that stockholders at large share our concerns, and we hope the Board recognizes that it must swiftly act on these proposals to avoid an unattractive outcome. The issues facing Cue are critical and urgent, and we are available to discuss next steps at your earliest convenience.

Best Regards,

Tarsadia Investments

About Tarsadia Investments

Tarsadia Investments is a multi-billion-dollar single family office based in Newport Beach, California. Tarsadia is a supportive and value-enhancing investment partner and has a history of seeking out and working with exceptional management teams. Its current portfolio includes investments by its family clients in mature privately held companies, public equities and venture-backed businesses. Tarsadia has a demonstrable track record of both investing equity behind successful companies, as well as turning around distressed businesses. For more information: www.tarsadia.com

Disclaimer

All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are “forward-looking statements,” which are not guarantees of future performance or results, and the words “anticipate,” “believe,” “expect,” “potential,” “could,” “opportunity,” “estimate,” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of this letter and involve risks that may cause the actual results to be materially different. Certain information included in this material is based on data obtained from sources considered to be reliable. No representation is made with respect to the accuracy or completeness of such data. All figures are unaudited estimates and subject to revision without notice. Tarsadia Investments disclaims any obligation to update the information herein and reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and without notice.

Contacts

Media Contact

Gagnier Communications LLC
Dan Gagnier & Riyaz Lalani
646-569-5897
Tarsadia@gagnierfc.com

Investor Contact

Rishi Reddy / Vikram Patel / Michael Ching
cuehealth@tarsadia.com